Consent of Independent Registered Public Accounting Firm

The Board of Directors

HSBC Holdings plc

We consent to the use of our report dated 3 March 2008, with respect to the consolidated balance sheets of HSBC Holdings plc and its subsidiary undertakings as of 31 December 2007 and 2006, and the related consolidated income statements, consolidated cash flow statements and consolidated statements of recognised income and expense for each of the years in the three-year period ended 31 December 2007 and the effectiveness of internal control over financial reporting as of 31 December 2007, included in the 31 December 2007 Annual Report on Form 20-F of HSBC Holdings plc incorporated by reference herein.

/s/ KPMG Audit Plc

KPMG Audit Plc

London, England

13 November 2008